PEYTO

Energy Trust



SUPPL

April 8, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces 2004 Canadian Tax Information"dated March 23, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust

Maureen Baldwin
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

NEWS RELEASE

MARCH 23, 2005 **SYMBOL: PEY.UN - TSX**

PEYTO ENERGY TRUST ANNOUNCES 2004 CANADIAN TAX INFORMATION

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto") is pleased to announce the 2004 tax information for unitholders in Canada.

For purposes of the Canadian Income Tax Act, Peyto Energy Trust is a mutual fund trust. Each year, an income tax return is filed by Peyto with taxable income allocated to and taxable in the hands of the unitholders. Cash distributions paid by Peyto are comprised of a return on capital portion (taxable income) and a return of capital (tax deferred) portion. The return on capital (taxable) portion is calculated and reported on Peyto's T3 return and allocated to each unitholder who received distributions in that taxation year on T3 Supplementary forms, which are mailed to unitholders before March 31 of each year. Registered unitholders will receive a T3 Supplementary form directly from the transfer agent, Valiant Trust Company. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. The T3 slip will report only the taxable income component. The return of capital (tax deferred) portion reduces the unitholders' cost base of the units. For cash distributions received or receivable by a Canadian resident, outside of a registered pension or retirement plan in the 2004 taxation year, the split is 55.0 percent return on capital (taxable) and 45.0 percent return of capital (tax deferred).

The following table sets out the tax treatment of the Canadian monthly distributions paid and payable in 2004:

Record Date	Payment Date	Taxable Amount (Income)	Tax Deferred Amount (Return of Capital)	Total Distribution
January 30, 2004	February 16, 2004	$0.0825	$0.0675	$0.1500
February 27, 2004	March 15, 2004	$0.0825	$0.0675	$0.1500
March 31, 2004	April 15, 2004	$0.0825	$0.0675	$0.1500
April 30, 2004	May 14, 2004	$0.0935	$0.0765	$0.1700
May 31, 2004	June 15, 2004	$0.0935	$0.0765	$0.1700
June 30, 2004	July 15, 2004	$0.0935	$0.0765	$0.1700
July 30, 2004	August 16, 2004	$0.0935	$0.0765	$0.1700
August 31, 2004	September 15, 2004	$0.0935	$0.0765	$0.1700
September 30, 2004	October 15, 2004	$0.0935	$0.0765	$0.1700
October 29, 2004	November 15, 2004	$0.1045	$0.0855	$0.1900
November 30, 2004	December 15, 2004	$0.1045	$0.0855	$0.1900
December 31, 2004	January 14, 2005	$0.1045	$0.0855	$0.1900
		$1.1220	$0.9180	$2.0400
		55.0%	45.0%	100.0%

Tax information for United States unitholders will be announced on Thursday March 24, 2005.

We encourage you to actively visit Peyto's website located at www.peyto.com. For further information, please contact Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PEYTO

Energy Trust

April 8, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust Announces Trust Unit Split"dated March 14, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust



Maureen Baldwin
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

FOR IMMEDIATE RELEASE: March 14, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES TRUST UNIT SPLIT

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto") today announced that the Board of Directors of Peyto Exploration & Development Corp. has approved a trust unit split on the basis of two trust units for each trust unit held. The trust unit split is subject to unitholders' approval.

If approved by the unitholders, the record date for the trust unit split will be on or about May 31, 2005, with the trust units commencing trading on a split basis at the opening of business on or about May 27, 2005. The trust unit split will be considered at Peyto's Annual and Special Meeting to be held on Tuesday, May 17, 2005.

To reflect this 2:1 trust unit split, Peyto will adjust its monthly cash distribution to $0.11 per trust unit effective for the May, 2005 production month, with such payment being made on June 15, 2005.

Unitholders should note that client month end brokerage account statements will normally reflect the post-split trust unit price, but may not reflect the post-split number of trust units. Peyto understands from some brokerage firms that the situation will be addressed in unitholder brokerage statements for the following month.

Peyto is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261 - 6077
Fax: (403) 261 - 8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

PEYTO

Energy Trust

April 8, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces2004 United States Tax Information"dated March 29, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust



Maureen Baldwin
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

NEWS RELEASE

MARCH 29, 2005 **SYMBOL: PEY.UN - TSX**

PEYTO ENERGY TRUST ANNOUNCES 2004 UNITED STATES TAX INFORMATION

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto") is pleased to announce the 2004 tax information for unitholders in the United States.

For the 2004 taxation year, Peyto Energy Trust has made the election to be treated as a corporation for United States ("U.S.") income tax purposes. As a corporation, we believe we will also be considered a Qualified Foreign Corporation ("QFC") for U.S. income tax purposes. The taxable portion of the trust distributions for U.S. income tax purposes is determined based upon Peyto's current and accumulated earnings & profits ("E&P") as determined in accordance with U.S. income tax law.

With respect to cash distributions paid in 2004 to United States unitholders, 85.049% percent would be reported as qualified dividends and 14.951% percent would be reported as non-taxable return of capital.

We encourage you to actively visit Peyto's website located at www.peyto.com. For further information, please contact Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

PEYTO

Energy Trust

April 8, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust to release 2004 year end results, Conference Call & Webcast Details"dated March 8, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust



Maureen Baldwin
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

FOR IMMEDIATE RELEASE: March 8, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST TO RELEASE 2004 YEAR END RESULTS, CONFERENCE CALL AND WEBCAST DETAILS

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto") will release financial results for the fourth quarter and year ended December 31, 2004 following the close of markets on Wednesday, March 9, 2005.

A conference call will be held with the senior management of Peyto to answer questions with respect to the 2004 results on Thursday, March 10, 2005 at 9:00 a.m. Mountain Standard Time (MST), 11:00 a.m. Eastern Standard Time (EST). To participate, please call 1-416-850-1243 (Toronto area) or 1-800-814-4860 for all other participants. The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or 1-877-289-8525 for all other parties, using passcode 21115481 followed by the pound key. The replay will be available at 11:00 a.m. MST, 1:00 p.m. EST Thursday, March 10, 2005 until midnight EST on Thursday, March 17, 2005. The conference call can also be accessed through the internet at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1038620 for the English version or http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=1038620 for the French version. The webcast will be archived by 1:00 p.m. EST on March 10, 2005 and will be available for 30 days at this same link.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261 - 6077
Fax: (403) 261 - 8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

PEYTO

Energy Trust

April 8, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces approval of dividend reinvestment plan"dated March 2, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust



Maureen Baldwin
Administrative Coordinator

Mbb

Encl.

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

FOR IMMEDIATE RELEASE: March 2, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES APPROVAL OF DIVIDEND REINVESTMENT PLAN

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto") announces that it has received all necessary regulatory approvals, effective March 2, 2005, in respect of its distribution reinvestment plan (the "DRIP Plan"). Furthermore, the DRIP Plan is available for the March, 2005 distribution to be paid on April 15, 2005 to Peyto unitholders of record on March 31, 2005. Unitholders who wish to participate in the DRIP Plan must send a properly completed enrolment form to Valiant Trust Company no later than five (5) business days prior to a distribution record date (March 24, 2005 for the March, 2005 distribution).

The DRIP Plan provides eligible holders of trust units of Peyto the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Peyto. The cash distributions will be reinvested at the discretion of Peyto Exploration & Development Corp., either by acquiring trust units issued from treasury at 95% of the average market price (calculated by the arithmetic average of the daily volume weighted average trading prices of the Units on the Toronto Stock Exchange for the period commencing on the second business day prior to the last distribution payment date and ending on the third business day immediately prior to the current distribution payment date. Such period will not include more than 20 trading days and the last trading day of the period will be the third business day prior to the current distribution payment date) or by acquiring trust units at prevailing market rates. No commissions, service charges or brokerage fees are payable by participants in connection with the purchase of additional trust units under the DRIP Plan.

The DRIP plan is presently available to Canadian registered holders. Non-residents of Canada, including residents of the United States, may not participate in the DRIP Plan. Residents of the United States may not participate in the DRIP Plan, as Peyto is not a registrant with the United States Securities and Exchange Commission.

Detailed information about the DRIP Plan can be obtained from the Peyto website at www.peyto.com. Information and enrolment forms are also available from Valiant Trust Company at 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, Attention: Manager, Income Trusts (403) 233-2801 or facsimile: (403) 233-2857.

Peyto is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261 - 6077
Fax: (403) 261 - 8976

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

PEYTO

Energy Trust

April 8, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust files renewal annual information form"dated March 31, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust



Maureen Baldwin
Administrative Coordinator

Mbb

Encl.

SUITE 2900, 450 - 1ST STREET S.W., CALGARY, ALBERTA T2P 5H1 TELEPHONE: (403) 261-6081 FAX: (403) 261-8976

Exemption File No. 34773

FOR IMMEDIATE RELEASE: MARCH 31, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST FILES RENEWAL ANNUAL INFORMATION FORM

CALGARY, ALBERTA – Peyto Energy Trust ("Peyto") today announces that it has filed its Renewal Annual Information Form ("AIF"), which includes Peyto's reserves data and other oil and gas information for the year ended December 31, 2004 as mandated by National Instruments NI 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators. Copies of Peyto's AIF may be obtained on www.sedar.com and Peyto's website at www.peyto.com.

Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976